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                                                                     EXHIBIT 2.6


                                SECOND ADDENDUM

     THIS SECOND ADDENDUM, made and entered into effective this 23rd day of January, 2003 to that Lease dated January 7, 2002, is made by and between EASTSIDE PROPERTIES, LLC (hereinafter called "Landlord"), and COLORADO MEDTECH, INC., subsequently assigned to HEI, INC., a Minnesota Corporation, (hereinafter called "Tenant"), on December __, 2002.

     The parties hereto agree to modify said Lease, effective January 23, 2003, as follows:

     1.   Paragraph 3 is modified to read as follows:

          TERM.  The term of this Lease shall be for fifteen (15) years and ten
(10) months. The Term shall commence on the 1st day of July, 2002 ("Commencement Date") and terminate on the 30th day of April, 2018.

     2.   Paragraph 4 is modified as follows:

          POSSESSION. This Paragraph is modified solely to provide that Tenant shall take Possession on the date that Colorado Medtech, Inc. assigns the Lease to Tenant, Tenant signs and accepts said Assignment of Lease, and Landlord has executed Landlord's Consent to Assignment, a copy of which shall be attached hereto as Exhibit "A".

     3.   Paragraph 5a will be modified to read as follows:

          a. Tenant agrees to pay to Landlord as basic rental, without prior notice or demand, the sum of SIXTY-FOUR THOUSAND THIRTY-NINE AND NO/100 Dollars ($64,039.00) on or before the first day of the first full calendar month and a like sum on or before the first day of each and every successive calendar month through April 2003, and commencing May 1, 2003 the sum of ONE HUNDRED TWELVE THOUSAND EIGHT HUNDRED NINETY-ONE AND NO/100 Dollars ($112,891.00), and on or before the first day of each and every successive calendar month thereafter during the Term hereof ("Base Rent"), except that the first month's Base Rent shall be paid upon the execution hereof. Rent for any period during the Term hereof which is for less than one (1) month shall be a prorated portion of the monthly installment herein, based upon the number of days such Rent is due. Said Rent shall be paid to Landlord, without deduction or offset except as set forth herein, in lawful money of the United States of America, which shall be legal tender at the time of payment at 3434 47th Street, Suite 220, Boulder, Colorado 80301, or to such other person or at such other place as Landlord may from time to time designate in writing. In addition to payment of Base Rent, subject to adjustment as set forth in Paragraph 32a below, Tenant shall pay to Landlord the Occupancy Improvement Rent monthly in the amount of TEN THOUSAND FIVE HUNDRED SEVENTY-TWO AND NO/100 Dollars ($10,572.00) on or before the first day of each and every successive calendar month through April 2003, and commencing May 1, 2003 the sum of TEN THOUSAND TWO HUNDRED NINETY-NINE AND 56/100 Dollars ($10,299.56), and on or before the first day of each and every successive calendar month thereafter during the Term hereof.

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     4.   Paragraph 5b is modified by the addition of the following
subparagraph:

          (10) "Lease Year" shall be the period from July 1 to June 30 of each year of this Lease.


     5.   Paragraph 6 is modified to read as follows;

          SECURITY DEPOSIT.

          a. Tenant has deposited with Landlord, upon the execution of this Addendum, an additional ONE MILLION FIVE HUNDRED THOUSAND AND NO/100 Dollars ($1,500,000.00), making a total Security Deposit of ONE MILLION FIVE HUNDRED EIGHTY THOUSAND AND NO/100 Dollars ($1,580,000.00). Said sum shall be held by Landlord, as provided in this Paragraph, as security for the faithful performance by Tenant of all the terms, covenants, and conditions of this Lease to be kept and performed by Tenant during the term hereof. If Tenant defaults with respect to any provision of this Lease, including, but not limited to the provisions relating to the payment of rent, Landlord may (but shall not be required to) use, apply or retain all or any part of this Security Deposit for the payment of any rent or any other sum in default, or for the payment of any amount which Landlord may spend or become obligated to spend by reason of Tenant's default, or to compensate Landlord for any other loss or damage which Landlord may suffer by reason of Tenant's default. If any portion of said deposit is so used or applied, Tenant shall within five (5) days after written demand therefor, deposit cash with Landlord in an amount sufficient to restore the Security Deposit to its original amount and Tenant's failure to do so shall be a material breach of this Lease. Landlord shall not be required to keep this Security Deposit separate from its general funds, and Tenant shall not be entitled to interest on such deposit. If Tenant shall fully and faithfully perform every provision of this Lease to be performed by it, the Security Deposit or any balance thereof shall be returned to Tenant (or at Landlord's option, to the last assignee of Tenant's interest hereunder) at the expiration of the Lease term. In the event of termination of Landlord's interest in this Lease, Landlord shall transfer said deposit to Landlord's successor in interest.

          b. Landlord shall return to Tenant ONE MILLION FOUR HUNDRED THIRTY THOUSAND AND NO/100 Dollars, reducing the Security Deposit to ONE HUNDRED FIFTY THOUSAND AND NO/100 Dollars, according to the terms of the Agreement Regarding Additional Security Deposit between Eastside Properties, LLC and HEI, Inc. dated January 23, 2003.

     6.   Paragraph 35 is modified to read as follows:

          OPTIONS TO PURCHASE

          a. As an inducement to Tenant to enter into this Second Addendum, Landlord hereby gives and grants to Tenant the exclusive right, privilege and option (hereinafter referred to as the "Option") to purchase the Property from Landlord, together with all easements,



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hereditaments, improvements constructed thereon, and appurtenances thereto, upon and subject to the terms, covenants and conditions hereinafter set forth after Bank One Colorado does not have a security interest in the Property (unless Bank One's security interest is satisfied as part of such purchase). This Option is not assignable by Tenant, and shall terminate upon any assignment by Tenant, except if such assignment is to the parent of Tenant, to Tenant's affiliate or is related to a merger or acquisition of Tenant. Landlord acknowledges that the Option is an integral and material term of this Lease, but for which Tenant would not have entered into this Lease.


     b. (1) The Option may be exercised if no uncured default described in Paragraphs 23 and 32 of this Lease exists. The Option shall be exercised by Tenant serving upon Landlord written notice (hereinafter referred to as the "Exercise Notice") of Tenant's election to exercise the Option in accordance with the terms and conditions hereof.

        (2) Upon service of the Exercise Notice, Landlord shall be obligated to convey the Property to Tenant and Tenant shall be obligated to pay the Purchase Price (as defined herein) in accordance with the terms and provisions hereof.

     c. The purchase price for the Property (hereinafter referred to as the "Purchase Price") shall be ninety-eight percent (98%) of the fair market value of the Property to be determined as follows: (i) by written agreement of the parties reached within thirty (30) days after the date of the Exercise Notice; or (ii) if the parties are unable to so agree within said thirty (30) day period, then by appraisal to be conducted in accordance with the provisions set forth below. Notwithstanding anything to the contrary herein, in no event shall the Purchase Price be less than the sum of $3,000,000, plus the amount of the unamortized Occupancy Improvement Rent, plus the portion of any unpaid balance of a promissory note secured by a First Deed of Trust against the Property, if any, which Landlord can verify the proceeds of which were not utilized to return any capital to Landlord or any of its members (the "Minimum Purchase Price"). The Minimum Purchase Price herein shall be personal to Eastside Properties, LLC and in the event the Property is sold, such Minimum Purchase Price shall terminate.

               Within ten (10) days after the expiration of the thirty (30) day period referred to above, the Tenant shall appoint a disinterested person with at least ten years professional experience as a M.A.I. real estate appraiser in the Boulder, Colorado, area. Within ten (10) days thereafter, Landlord shall by written notice to the Tenant appoint a second disinterested person with at least ten years professional experience as a M.A.I. real estate appraiser in the Boulder, Colorado, area. The appraisers thus appointed shall appoint a third disinterested person with at least ten years professional experience as a M.A.I. real estate appraiser in Boulder, Colorado, area, and each of such three appraisers shall promptly, and no event longer than thirty (30) days, and independently make a determination of the fair market value of the Property, after which the ultimate fair market value of the Property shall be determined by calculating the average of the two (2) closest appraisals. If, within five
(5) days after the appointment of the second appraiser, the two appraisers appointed by the parties shall be unable to agree upon the appointment of a third appraiser, they shall give written notice of such failure to agree to the parties, and, if the parties fail to agree upon the selection of such third

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appraiser within five (5) days after the appraisers appointed by the parties have given such notice, then within five (5) days thereafter either of the parties upon written notice to the other party may apply for such appointment to the local Judicial Arbiters Group. The Landlord and Tenant each shall be entitled to present evidence and argument to the appraisers. The determination of the fair market value of the Property pursuant to the terms of this Paragraph shall be conclusive upon the parties. The appraisers shall give written notice to the parties stating their determination, and shall furnish to each party a copy of such determination signed by them. In the event of the failure, refusal, or inability of any appraiser to act, a new appraiser qualified as provided above shall be appointed in his stead, which appointment shall be made in the same manner as hereinabove provided for the appointment of the appraiser so failing, refusing, or unable to act. The expenses of each appraisal conducted in accordance with the provisions of this paragraph shall be borne by the Tenant. Anything to the contrary notwithstanding, Tenant shall have the right to rescind the exercise of its Option by written notice to Landlord within ten (10) days after receipt of written notice of the arbitrators' determination of the Purchase Price, in which event Tenant shall pay, in addition to the costs of the appraisers, any reasonable costs actually incurred by Landlord pursuant to an arbitration with respect thereto.

         The term "fair market value" shall mean the price, expressed in terms of cash, which the Property would bring if exposed upon an open and competitive market for a reasonable length of time under all conditions requisite to a fair sale, with the purchaser being willing but under no compulsion to buy and not in possession and the seller being willing but under no compulsion to sell, with both parties having full knowledge as to all the uses to which the Property might be put and considered the highest and best use of the Property with the Lease in place.

     d. Landlord shall convey the Property by means of a special warranty deed (hereinafter referred to as the "Deed") subject, however, to the following liens and encumbrances (the "Permitted Encumbrances"):

         (1) Restrictions, conditions, reservations, easements and limitations of record and any additional restrictions, conditions, reservations, easements, liens and encumbrances which are placed of record by any action or failure to act by Tenant resulting in consensual or non-consensual encumbrances against the Property;

         (2)  Real estate taxes and assessments, both general and special;

         (3)  Zoning and building ordinances, if any;

         (4) Any liens and encumbrances, or other matters of record, created or caused by Tenant; and

         (5) Such other matters as Tenant may approve in its sole and absolute discretion.

All funds and documents required hereunder shall be deposited in escrow with the Escrow Agent (as hereinafter defined) prior to the Closing Date.

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          e.   The obligation of Tenant to consummate the purchase of the
Property shall be subject to Tenant's ability at closing to obtain an owner's fee policy of title insurance (hereinafter referred to as the "Title Policy") issued by a title company selected by Tenant and as to whom Landlord has no reasonable objection (the "Title Company") in the amount of the Purchase Price (provided, however, that Landlord shall not be required to update any survey or provide a new survey for the Property nor shall Landlord be responsible for removal of any mechanic's liens, except to the extent that any work or services performed with respect to the Property has been made by or at the specific request of Landlord), showing title to be good in Tenant subject only to the Permitted Encumbrances. Tenant shall pay for the cost of the Title Policy. Tenant shall order a commitment for the Title Policy from the Title Company within ten (10) business days after Tenant's delivery to Landlord of the Exercise Notice, and shall direct the Title Company to deliver a copy thereof to Landlord, together with copies of all items shown as requirements or exceptions. Tenant shall have a period of thirty (30) days after receipt of the Commitment in which to notify Landlord of any exceptions to title to which Tenant objects (hereinafter referred to as the "Title Defects"). Landlord shall pay and discharge on the Closing Date any Title Defects which are in the nature of liens or mortgages against the Property, including any Deed of Trust granted by Landlord that may be paid and released, but excluding any Deed of Trust that by its terms cannot be pre-paid without penalty. No exceptions to title permitted under subparagraph (d) above shall be deemed to be Title Defects.

          f. Upon receipt by Landlord of Tenant's notification of Title Defects, Landlord shall have thirty (30) days in which to cure said Title Defects without diminishing or relieving Tenant of its obligations hereunder. Should Landlord be unwilling or fail to cure said Title Defects within the period provided above, Tenant shall, as its sole remedy, have the option to (i) accept the Property subject to the Title Defects without reduction in Purchase Price, except however, the Purchase Price shall be reduced by any Deed of Trust granted by Landlord which is not released at Closing, or (ii) declare this Property Option null and void, except for the cost of escrow incurred to that date (which cost shall be borne by Tenant), and thereafter both parties shall be relieved of any further liability under the Option, but the Lease shall continue in full force and effect. Tenant shall notify Landlord of its election within five (5) days after receipt of notice by Landlord of its failure to cure the Title Defects.

          g. Title Company shall act as Escrow Agent. A copy of this Lease shall be delivered to, and shall constitute instructions to, the Escrow Agent. The Escrow Agent may attach its "standard conditions of acceptance", provided, however, if there is a conflict between the provisions of this Lease and the provisions of said standard conditions, the provisions of this Lease shall prevail.

          h. Real estate taxes and assessments, both general and special, and all charges for utilities, shall not be prorated but shall be assumed by Tenant. Rent, including Base Rent and Operating Expenses, except those assumed by Tenant, shall be prorated to the Closing Date, in accordance with the provisions of Paragraph 7 hereof.

          i. (1) On the Closing Date, at such time as the Escrow Agent has in its




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possession all funds representing the Purchase Price, the Deed and all other documents required from Landlord and/or Tenant, it shall pay off any Deed of Trust granted by Landlord that may be prepaid, file the Deed for record, transferring title to the Tenant, issue the Title Policy to the Tenant as hereinabove provided and, simultaneously, pay to Landlord the Purchase Price, less any deductions provided for herein.

                    (2) The Escrow Agent shall deliver to the Tenant the Deed, the Title Policy and all funds remaining to the credit of Tenant (including without limitation all security deposits, tax escrows and insurance escrows, if any) after charging Tenant and deducting from such funds: (A) any amounts due Landlord by reason of pro-rations hereunder; (B) one-half (1/2) of the escrow fee; and (C) any intangible tax, documentary stamps, cost of recording and other costs incidental to the making or recording of a mortgage to be placed on the Property; and the cost of the Lender's Title Policy. On the Closing Date, Tenant shall deposit with an Escrow Agent funds which are sufficient to pay the foregoing costs.

                    (3) The Escrow Agent shall deliver to Landlord the funds in its possession to the credit of Landlord after charging the Landlord and deducting from such funds: (A) any amounts due Tenant by reason of any pro-rations hereunder and (B) one-half (1/2) of the escrow fee.

                    (4) All necessary instruments, documents and funds shall be deposited in escrow with the Escrow Agent no later than the day prior to the Closing Date. Unless the parties hereto otherwise agree in writing or unless extended pursuant to the terms hereof, the date for the closing of the purchase of the Property (the "Closing Date") shall be thirty (30) days from the date of establishment of the Purchase Price in accordance with subparagraph (c) of this Paragraph.

                    (5) It is understood and agreed that in the event that, for any reason, there shall fail to be a closing pursuant to the terms of the Option, then the balance of this Lease, exclusive of this Paragraph, shall continue in full force and effect as if said paragraph were not a part hereof.

                    (6) If Tenant fails to exercise the option to purchase the Property, or if Tenant is not entitled to exercise the option as set forth above, or this Lease has expired or has been terminated and is not then in full force and effect, the attempted exercise of Option shall be void and of no effect. If on the Closing Date, there is a default by Tenant of which Tenant has received notice as provided herein and which remains uncured after the applicable cure period set forth therein, or the Lease has been terminated and is not then in full force and effect, at the Landlord's option, Tenant shall have no right to purchase the Property and the exercise of the Option shall be deemed void and of no effect.

               j. Notwithstanding anything to the contrary herein, the purchase and sale of the Property shall be subject to the consent of any lender, which is the beneficiary of a Deed of Trust which may not be prepaid, granted by Landlord. Tenant shall pay all fees and costs required by Lender for Tenant to assume the loan secured by said Deed of Trust.

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     7.   Paragraph 32a is modified to read as follows:

          a. Landlord has constructed Tenant Improvements to the original 103,150 square portion of the Building, of which the Premises are a part, at a total cost of $983,153.43. Landlord's allowance for Tenant improvements was $800,000.00. The excess cost of $183,153.43 is amortized over the term of the Lease as Occupancy Improvement Rent as shown in Paragraph 5a.

               Landlord shall construct certain build-out improvements to the 48,852 square foot addition to the Building, including construction of suspended ceilings; exterior and partitioning walls; installation of carpeting; painting; installation of fire sprinkling system; HVAC, and lighting systems; and other improvements as agreed upon in accordance with plans and specifications ("Plans") to be approved by Landlord and Tenant, and attached hereto as Exhibit E (hereinafter collectively referred to as the "Tenant Improvements"). Tenant Improvements shall be completed pursuant to the provisions of the Work Letter attached to this Addendum as Exhibit B.

               Landlord's Contribution (as defined in the Work Letter) for Tenant Improvements is $1,221,300.00 unless Landlord's lender is willing to increase the amount of its development loan to pay for additional Tenant Improvement costs. Any additional Tenant Improvement costs funded by Landlord's lender shall be amortized over the remaining term of the Lease at 10% per annum.

     8.   Paragraph 32 is modified by adding the following subparagraphs:

          c. Landlord and Tenant agree that Chrisman Construction, Inc. shall be the general contractor for the construction of Tenant Improvements in the building, including the addition. Chrisman Construction is a construction management company and will obtain not less than two bids from reputable subcontractors for subcontracted work, if requested to do so by Tenant.

          d. Tenant understands that Tenant Improvements for the addition must be completed and paid for by October 24, 2003, if Landlord will be required to pay for said Improvement as provided in Paragraph 7 of the First Addendum, unless Landlord notifies Tenant, in writing, that that deadline of October 24, 2003 has been extended by Landlord's bank, or that Landlord will finance the improvements without regard to existing construction loan proceeds being available to pay for said Improvements.

          e. Tenant has agreed to move its corporate headquarters to Boulder, Colorado, and will do so on or before June 30, 2003, and will occupy the Premises from and after the purchase of the assets of the Colorado division of Colorado Medtech, Inc.

          f. Landlord agrees to waive the Consumer Price Index increases for the five-year period for Lease Years 2005-2009. The Consumer Price Index increases will resume for the 2010 Lease Year and will continue each and every successive Lease Year thereafter during the

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remaining Term of the Lease.

     9.   Paragraph 36 is modified to read as follows:

          CONTINGENCIES. Tenant acknowledges that all of the contingencies have been met therefore this Paragraph is deleted.

     10. Other than as modified herein, all terms and conditions of the Lease shall remain unchanged.

IN WITNESS WHEREOF, the undersigned have executed this document as of the date above written.

LANDLORD:                                    TENANT:

EASTSIDE PROPERTIES, LLC                     HEI, INC.

By: /s/ Steven P. Chrisman                   By:
    ----------------------                        -------------------------
    Steven P. Chrisman                            --------------------
    Manger                                        -------------
    5777 Central Avenue, #110                     6385 Old Shady Oak Road, #280
    Boulder, CO 80301                             Eden Prairie, MN 55344-7736
    Tax I.D. 75-2983952                           Tax I.D. ------------



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